# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRAVELZOO, CIK 0001133311
CUSIP: 89421Q205
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 590 MADISON AVENUE, 590 MADISON AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001654954-22-001648
Filed by CIK 0001802986

## Reporting persons
- Forager Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forager Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kissel Edward Urban: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MacArthur Robert Symmes: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TRAVELZOO
Address of issuer's principal executive offices: 590 MADISON AVENUE, 590 MADISON AVENUE, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Forager Fund, LP, a Delaware limited partnership (the "Fund"), Forager Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund (the "General Partner"), Edward Kissel and Robert MacArthur (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.
Citizenship: The Fund is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Each of Messrs. Kissel and MacArthur is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2023, the Reporting Persons, in the aggregate, beneficially own 0 shares of Common Stock of the Issuer, representing 0 percent of such class of securities. Each of the Fund, the General Partner and Messrs. Kissel and MacArthur beneficially owns 0 shares of Common Stock representing 0 percent of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 13,971,776 shares of Common Stock issued and outstanding as of November 3, 2023, as reported in the quarterly report of the Issuer on Form 10-Q for the quarterly period ended September 30, 2023.

Each of the Fund and the General Partner has the sole power to vote and dispose of 0 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the shared power to vote and dispose of 0 shares of Common Stock.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (01/08/2025)
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner (01/08/2025)
- Kissel Edward Urban: /s/ Edward Kissel, Reporting Owner (01/08/2025)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Reporting Owner (01/08/2025)